Media Release
Planegg/Munich, Germany, November 02, 2021

MorphoSys AG announces Monjuvi® Sales for the First Nine Months and Third Quarter of 2021 and Invitation to the upcoming Conference Call on November 11, 2021
MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announces that revenues from product sales of Monjuvi® (tafasitamab-cxix) in the U.S. amount to € 18.6 million (US$ 22 million) for the third quarter of 2021 and € 46.4 million (US$ 55.5 million) for the first nine months of 2021. Monjuvi® is being co-commercialized by Incyte and MorphoSys in the United States.
MorphoSys will publish its full results for the first nine months and third quarter 2021 on November 10, 2021 at 10:00pm CET (4:00pm EST).
MorphoSys' Management Board will host a conference call and webcast on November 11, 2021 at 2:00pm CET (8:00am EST) to present the first nine months and third quarter financial results 2021 and provide a further outlook for 2021.
The conference call will start with a presentation by the Management Board followed by a Q&A session.
A live webcast and slides will be made available at the Media and Investors section under Conferences on MorphoSys' website, www.morphosys.com.
Dial-in number for the conference call (2:00pm CET, 8:00am EST):
Germany:            +49 69 201 744 220
For UK residents:        +44 203 009 2470
For US residents:    +1 877 423 0830
(all numbers reachable from any geography)
Participant PIN:    55329657#

Please dial in 10 minutes before the beginning of the conference.
A replay of the conference will also be available at the corporate website following the live event.

About MorphoSys
MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys' antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company's proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.
Tremfya® is a registered trademark of Janssen Biotech, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26 079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com